February 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Annual Report on Form 10-K for the Year Ended December 31, 2017 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Western Union Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on February 22, 2018.

Sincerely,

The Western Union Company

By: /s/ Caroline Tsai
Caroline Tsai Executive Vice President, General Counsel and Secretary